

February 19, 2026

Shaozhang Lin
Chief Executive Officer
Youxin Technology Ltd
Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,
Tianhe District, Guangzhou, Guangdong Province
People's Republic of China

> **Re:** **Youxin Technology Ltd**
> **Draft Registration Statement on Form F-3**
> **Submitted January 15, 2026**
> **CIK: 0001964946**

Dear Shaozhang Lin:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology